Pillsbury Winthrop Shaw Pittman, LLP

2475 Hanover Street

Palo Alto, CA 94304

February 13, 2009

Via Facsimile: 703-813-6985 and Via EDGAR

Mr. Gary Todd, Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Your letter Dated January 30, 2009
California Micro Devices Corporation
Form 10-K for the fiscal year ending March 31, 2008 Filed June 11, 2008
Form 8-K dated January 29, 2009 File No. 0-15449

Dear Mr. Todd:

As counsel to California Micro Devices Corporation, a Delaware corporation (the “Company”), we have reviewed your letter dated January 30, 2009, and we are providing responses to your comments and supplementary information. We have followed the format of your letter showing your comment and then our response in italics.

We acknowledge that the Company is responsible for the adequacy of the disclosures in the Filing. We acknowledge that comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) or changes we make to our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. We acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended March 31, 2008

Consolidated Financial Statements

Note 2. Significant Accounting Policies

Property, Plant and Equipment, page 53

1.	We see from page 15 that you have $3.1 million of equipment on consignment at your foreign contractors. Please revise future filings to make footnote disclosure about consigned equipment, including your accounting for the equipment.

Response: In our future filings, beginning with our Quarterly Report on Form 10-Q (the “Recent Form 10-Q”) for the period ending December 31, 2008, filed on February 9, 2009, we will add footnote disclosure about consigned equipment, including our accounting for the equipment. For example, in the Recent Form 10-Q, we changed the disclosure between the last two tables in footnote 15 to read as follows by adding the two underlined sentences:

“All property and equipment including equipment on consignment are stated at cost and depreciated over their estimated useful lives using the straight-line method. For equipment on consignment, the Company also requires an agreement with the consignee. A detailed list of the consigned equipment, if any, must be included with the agreement. As of December, 31, 2008, we have $1.3 million of test and packaging equipment on consignment in India and $0.6 million of test equipment on consignment in Thailand. Property, plant and equipment by geographic location are summarized as follows (in millions):”

Revenue Recognition, page 54

2.	We note that because of the price protection and product return rights you grant to distributors you defer revenue on sales made to certain distributors until the distributor sells the product to its customer. We note that you defer the gross selling price of the product shipped and its related cost and reflect the net amount on the balance sheet as deferred margin on shipments to distributors. In future filings please disclose:

•

The significant terms of your sales arrangements with distributors including: a brief summary of the return rights and price protection or price concession rights you grant them; the situations under which the distributors may exercise those rights; whether returns or price discounts credits are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product.

•

Your policies for testing and accounting for the impairment of the deferred cost of sale or the inventory still held by distributors which may be returned to you or on which you may have to provide discounts.

•

The gross amounts of deferred revenues and deferred costs of sales that comprise the net deferred income caption on your balance sheet. In addition, if impairments of deferred costs and price discounts are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please include similar disclosure accompanied by a discussion of the impact in each reported period within your MD&A. Your discussion could also include a roll-forward of your deferred distributor income liability account, if material. Further, please discuss any trends noted over the reported periods. Refer to Item 303 (a) of Regulation S-K.

Response: In our future filings, beginning with the Recent Form 10-Q, we will disclose the matters you requested above other than the gross amounts of deferred revenues and deferred costs of sales that comprise the deferred income caption on our balance sheet. The reason we will not make this disclosure is that it would provide confidential business or financial information to our competitors and our distributors, namely the average distributor mark-up, which could be used to our detriment while at the same time we do not believe that disclosure of this information is necessary for the protection of investors. Disclosure of pricing information, namely average distributor mark-up, may unfairly disadvantage the Company in future negotiations with current and potential distributors. Acquiring such knowledge may give an advantage to competitors also utilizing distributors in the highly competitive industry of the Company but who are not required to disclose such information. Finally, a person making an investment decision with respect to the Company may consider general aspects of the distribution arrangement, such as we included in the Recent Form 10-Q as described below and the net deferred income, which represents the potential lost gross profit if the distributor is unable to sell our products then in the distributor’s inventory. However, a potential investor will likely not base his or her investment decision on the distributor mark-up, that is on the gross amounts of deferred revenues and deferred costs of sales that comprise the net deferred income caption on our balance sheet. The level of detail of such information is not necessary to the potential investor. On the other hand, public disclosure of such information could be seriously detrimental to the Company’s competitive position.

For example, in the Form 10-Q, we altered the last two paragraphs under the revenue recognition section of our critical accounting policies to read as follows, with the additions underlined:

“Revenue from sales of our standard products to distributors whose terms provide for price concessions or for product return rights is recognized when the distributor sells the product to an end customer. For our custom products and end of life products, if we believe that collection is probable, we recognize revenue upon shipment to the distributor, because our contractual arrangements provide for no right of return or price concessions for those products. When we sell products to distributors, we defer our gross selling price of the product shipped and its related cost and reflect such net amounts on our balance sheet as a current liability entitled “deferred margin on shipments to distributors”. We receive periodic reports from our distributors of their inventory of our products and when we test our inventory in order to determine the extent, if any, to which we have excess or obsolete inventory, we also test the inventory held by our distributors.

We typically have written agreements with our distributors which provide that (1) if we lower our distributor list price, our distributors may request for a limited time period a credit for the differential of eligible product in the distributor’s inventory and (2) periodically, our distributors have the right to return eligible product to us, provided that the amount returned must be limited to a certain agreed percentage of the value of our shipments to them during such period. Product over a certain age may not be returned and there is a restocking charge if the distributor has not placed a recent commensurate replacement stocking order.”

Please note that in the Recent Form 10-Q we did not disclose impairments of deferred costs and price discounts because we believe they were not reasonably likely to have a material impact on our results of operations, liquidity or capital resources. In the future, should we determine otherwise, we would include appropriate disclosure, accompanied by a discussion of the impact in each reported period within our MD&A, including a roll-forward of our deferred distributor income liability account, if material, and trends over the reported periods.

Item 9A.	Controls and Procedures, page 79

(a) Evaluation of Disclosure Controls and Proved

3.	We reference your conclusion that disclosure controls are “effective at the reasonable assurance level taking into account the totality of the circumstances, including the limitations described above in subpart (a)(ii) and below in subpart (d).” Please revise future filings to state clearly, if true, that disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that disclosure controls and procedures are effective at that reasonable assurance level, without the additional wording currently appearing after the word “level.” In the alternative, remove the reference to the level of assurance and limitations of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response: In our future filings, beginning with the Recent Form 10-Q, we will revise our disclosure about disclosure controls and procedures as requested. For example, in the Recent Form 10-Q, we have changed such disclosure as follows:

“(i) Disclosure Controls and Procedures. We maintain disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii) Limitations on the Effectiveness of Disclosure Controls. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met, taking into account the totality of the circumstances. Our disclosure controls and procedures have been designed to meet the reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

(iii) Evaluation of Disclosure Controls and Procedures. Our principal executive officer and principal financial officer have evaluated our disclosure controls and procedures as of December 31, 2008, and have determined that they were effective at the reasonable assurance level.”

4.	In future filings please revise the language used in the disclosure concerning changes in internal control over financial reporting to indicate whether there was any change in internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting, consistent with the language used in Item 308(c) of Regulation S-K.

Response: In our future filings, beginning with the Recent Form 10-Q, we will revise our disclosure about internal control over financial reporting as requested. For example, in the Recent Form 10-Q, we have changed such disclosure as follows:

“Our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There was no significant change in the our internal control over financial reporting identified in connection with the evaluation described in Item 4(a)(iii) above that occurred during our third quarter of fiscal 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Item 11.	Executive Compensation, page 81

5.

We note from your discussion under “Bonus” on page 29 of the proxy statement that you have incorporated by reference into your Form 10-K that you did not disclose the specific targets to be achieved in 2007 [per discussion with Mr. Regan we understand this should be 2009] and do not disclose the specific display controller revenue targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the Company’s bonus plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118,04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-lonterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: When we prepared our 2008 proxy statement, we considered the fiscal 2009 target for display controller revenue to be confidential commercial or financial information whose disclosure would result in competitive harm. We still so consider this target to be confidential commercial or financial information and we do not intend historically to disclose this fiscal 2009 target as we believe that would result in competitive harm. We do not publicly breakdown our revenues by product, but only by market—mobile handset, digital consumer electronics and personal computer, and diversified (primarily HBLED). Display controllers are a new product line for us (which we sell into one or more of these markets) and we did not wish our competitors to know our revenue expectations as that could be material to a decision by them as to whether to develop and market display controllers or if they were already selling display controllers, it would provide them with valuable information about our expected penetration of the market and potentially our market share. It would also provide information which they could use to persuade potential customers to not use our products. In summary, we would consider disclosure of the FY09 display controller revenue goals to be disclosure of confidential information useful to our competitors which would result in competitive harm to us.

In the future, if we do not disclose a particular target for competitive reasons, we will provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In these regards, in discussing how difficult or likely it will be to achieve that target level, we will provide as much detail as necessary pursuant to that instruction without disclosing information that poses a reasonable risk of competitive harm.

6.	We refer to your disclosure under the caption “Options” on page 30 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response: In our proxy statement, we stated, “In recommending individual stock options, the Committee considers individual performance, overall contribution to the Company, retention, the number of unvested stock options and the total number of stock options to be granted. The Committee does not consider SFAS 123(R) expense in determining option grants nor does the Committee consider salary or bonus or gains made from prior option exercises.” In the future, we will also explain why different officers received materially different grants, lumping together officers who receive substantially similar grants.

Item 15.	Exhibit and Financial Statement Schedules, page 82

7.	Please explain why you have not filed the lease for the Milpitas property as an exhibit. Refer to Item 601 (b)(1 0)(ii)(D) of Regulation S-K.

Response: On June 1, 2005, we filed a Form 8-K describing in part our lease agreement with The Irvine Company of our Milpitas facility as follows: “On May 26, 2005, the Registrant and The Irvine Company entered into a lease covering the premises currently occupied by the Company under an expiring sublease. The new lease runs from September 1, 2005, through November 30, 2010 and covers 26,833 square feet known as Suite No. 100 at 490 N. McCarthy Blvd., Milpitas, CA, which is the same building currently being occupied but with a new street address. After an initial three-month period of no rent, the rent per square foot increases from 80 cents per square foot in the first year to 90 cents per square foot in the fifth year.” However, we inadvertently omitted to file the lease in our subsequent Form 10-Q in August. We included the lease as Exhibit 10.33 to the Recent Form 10-Q.

Exhibit 31.1

8.	We note that you changed the wording to refer to the registrant’s ‘fourth fiscal quarter’ rather than referring to the registrant’s ‘most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)’ in paragraph 4(d) of the certification. In future filings please include a certification with wording that is exactly as specified in Item 601 (b)(3 1)(i) of Regulation S-K.

Response: In our future filings, beginning with the Recent Form 10-Q, we will revise paragraph 4(d) of Exhibit 31 as requested. For example, in the Recent Form 10-Q, we have changed the paragraph to read as follows:

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;”

Form 8-K dated January 29, 2009

9./10.	We note that you present non-GAAP measures in the form of a non-GAAP statement of operations. This format may be confusing to investors as it reflects numerous non-GAAP line items and subtotals which have not been individually described to investors. It is not clear whether or how management uses each of these non-GAAP measures and they may be shown here as a result of the presentation format. Under Instruction 2 of Item 2.02 of Form 8-K when furnishing information under the item you must provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ.

Regarding the Use of Non-GAAP Financial Measures, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with explanation why you believe each measure provides useful information to investors.

•

Please remove the non-GAAP statements of operations from all earnings releases and instead provide only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response: Although we continue to believe that the inclusion of the non-GAAP statement of operations in our earnings releases, supplemental to but not in place of the GAAP statement of operations, provides meaningful disclosure to investors, we will in accordance with your request remove the non-GAAP statement of operations from future earnings releases. Instead, we will provide only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations and disclosures, similar in scope to the disclosures we included in the Form 8-K we filed on January 30, 2009. We note that in the event our January 29, 2009, Form 8-K is incorporated by reference into a 1933 Act registration statement, the SEC may have additional questions relating to the appropriateness of the non-GAAP information being included in a document filed with, and not just furnished to, the Commission and may at that time request an amendment to the Form 8-K.

Please contact me if you should have any further questions or comments about the above responses to your comments or to the above-referenced Form 10-K or Form 8-K.

Sincerely,

/s/ Stephen M. Wurzburg
Stephen M. Wurzburg

cc.	Kristin Lochhead, SEC Staff
Ruairi Regan, SEC Staff.
Kevin J. Berry, CFO, California Micro Devices